VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS

Cash	$	268,738
Accounts receivable		15,000
Due from related party		10
Right-of-Use Asset		53,738
Prepaid expenses		4,699
Total Assets	$	342,185

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,846
Deferred revenue		25,000
Lease liability		53,738
Due to stockholder		18,321
Total liabilities		100,905

Commitments and contingencies

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	105,433
Retained earnings	135,837
Total Stockholder's Equity	241,280

Total Liabilities and Stockholder's Equity	$	342,185